Mail Stop 60-10


	August 29, 2005

Quentin T. Kelly
Chairman and Chief Executive Officer
WorldWater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

Re:	WorldWater & Power Corp.
	Post Effective Amendment No. 1 to
      Registration Statement on Form SB-2
	Filed July 26, 2005
	File No. 333-115561

Dear Mr. Kelly:

      We have reviewed your response letter dated August 10, 2005 have the following comments.

1. Your response that SBI`s interests were not assignable is inconsistent with your disclosure that SBI assigned its interests to
Camofi. Therefore, we reissue comments 1 and 2 from our letter dated
August 9, 2005.

2. It is inconsistent with Section 5 to negotiate private transactions while the related shares are subject to a filed registration statement. Therefore, it is unclear how your transactions with SBI and Camofi were consistent with Section 5.


*     *     *


      Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3617 with any other questions.

      Sincerely,



	Russell Mancuso
                                          Branch Chief


cc:  Stephen A. Salvo, Esq. (via facsimile)






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Quentin T. Kelly
WorldWater & Power Corp.
August 29, 2005
Page 1